PROVINCE OF MANITOBA
2005/06 QUARTERLY FINANCIAL REPORT
APRIL TO DECEMBER 2005
NOTES TO THE QUARTERLY FINANCIAL REPORT
This report presents the unaudited financial results of the Province of Manitoba for the third quarter of the 2005/06 fiscal year.
The report is based on the organizational structure of departments established in the 2005/06 Estimates. The comparative data provided for the 2004/05 fiscal year has been restated to reflect the current organization structure of departments.
THIRD QUARTER — ACTUAL TO ESTIMATE
The third quarter result of a net expenditure (excess expenditures over revenue) of $41.4 million was $142.7 million less than the nine month estimate. The variance reflects actual expenditures being $108.9 million lower than estimated, primarily due to differences in the timing of payments, while revenue was $33.8 million higher than estimated.
THIRD QUARTER COMPARED TO PREVIOUS YEAR’S RESULTS
In total, the third quarter net expenditure was $98.0 million lower than for the same period last year.
Total expenditures were $348.6 million higher than the previous year, primarily reflecting budgeted increases. Program expenditures were $309.9 million higher while public debt costs were $38.7 million higher. The largest increases in program expenditures occurred in the departments of Health, Education, Citizenship and Youth, Family Services and Housing and Agriculture, Food and Rural Initiatives. Total revenues were $446.6 million more than the same period last year, also mainly as a result of budgeted increases in both own source revenue and transfers from the Government of Canada.
CAPITAL INVESTMENT
Departmental expenditures for tangible capital assets were $126.9 million, $32.4 million less than estimated as a combined result of timing variances, weather related delays and a revised forecast for the floodway expansion project. Expenditures were $31.1 million higher than the same period last year, consistent with budgeted increases for infrastructure assets in 2005/06.
DEBT/PENSION REPAYMENT
The 2005 Budget provides for a $110.0 million contribution to the Debt Retirement Fund. As required by balanced budget legislation, an allocation committee determines the share of those funds directed to pension or general purpose debt. In the 2005 Budget plan, the 2005/06 allocation is $87.0 million to the pension liability and $23.0 million for general purpose debt.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
YEAR END PROJECTION
As indicated in the second quarter report, the impact of unanticipated emergency expenditure costs, including those related to agriculture income support, combined with continuing pressures in health care and social programs have resulted in projected expenditures for the current year being higher than budget. However, some improvement in own source revenues has occurred.
Own source revenue is forecast to be $123.4 million higher than budget levels, and an improvement of $38.4 million from the second quarter report. The increase from budget is primarily due to an improvement in Personal and Corporate Income Taxes and revenue from water power rentals, partially offset by lower forecasts for tobacco and mining taxes. Transfers from Canada are forecast to be $65.2 million higher as a result of partial recovery of expenditures under the disaster financial assistance agreement as well as $20.6 million related to the child care agreement signed with the previous federal administration. In total, revenue is forecast to be $188.6 million higher than budget.
Unanticipated expenditures associated with flooding, heavy rains and wind storms during the spring and early summer for disaster assistance programs ($53.5 million) and the Canadian Agricultural Income Stabilization (CAIS) program ($52.3 million) remain unchanged from the second quarter report. However, health expenditures are now forecast to be $7.1 million lower than reported at the end of the second quarter, or $86.8 million higher than budget. Expenditures for wait time reduction programming have been accelerated to $17.9 million, up from the earlier projection of $9.4 million. Cost pressures in health include an expanded vaccine program and collective agreement costs that were not known at the time of the 2005 Budget. Other cost pressures continue in the departments of Family Services and Housing ($15.8 million), primarily for services for persons with disabilities, and in Advanced Education and Training for universities
($12.3 million). Road maintenance and winter road costs as a result of the weather conditions experienced this winter are projected to exceed budget by $11.6 million. In total, expenditures are projected to be $274.9 million higher than budget.
The expenditure forecast includes all the requirements in the recently approved general special warrant.
The year end positive balance for 2005/06 is forecast to be consistent with the budgeted level after a draw from the Fiscal Stabilization Fund of up to $68.2 million for general requirements and $17.9 million for wait time reduction programs. On a summary basis, an improvement in the projected year-end surplus is expected from the 2005 Budget projection of a $196 million surplus.
COMPLIANCE WITH BALANCED BUDGET LEGISLATION
The Balanced Budget, Debt Repayment and Taxpayer Accountability Act includes a requirement for the Minister of Finance to report on compliance with the Act in the government’s Third Quarter Financial Report (for the period ending December 31). Based on the projection of a $2.5 million positive balance, the government will be in compliance with this Act.
FISCAL STABILIZATION FUND
The fund is projected to have a balance of $414.2 million as March 31, 2006, including $197.9 million for health programming that was pre-funded by Canada in the previous fiscal year. The status of the Fiscal Stabilization Fund is provided on page 13.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
BORROWING ACTIVITY
The estimate of borrowing requirements identified in the 2005 Budget was $2,526.2 million of which $2,084.4 million was required for refinancing existing market debt for Manitoba Hydro, capital investment and Health’s capital program. The remainder was required for new capital investment including the Red River Floodway Expansion and self-sustaining programs including Manitoba Hydro.
The borrowing requirement has increased to $2,823.9 million as a result of various program debt being called prior to maturity and will require refinancing. For the period April 1, 2005 to December 31, 2005, $105.5 million was raised through the issue of Builder Bonds and $2,019.8 million was raised in the public market.
NOTE TO READER:
The information presented on the following pages has been changed in format to improve readability. Content remains unchanged from previous years.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF REVENUE AND EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Revenue

Own Source Revenue	3,932,864	3,901,356	31,508	3,716,762	216,102
Government of Canada	2,089,028	2,086,728	2,300	1,858,516	230,512

Total Revenue	6,021,892	5,988,084	33,808	5,575,278	446,614

Expenditure

Program Expenditure	5,811,382	5,926,295	(114,913)	5,501,518	309,864
Debt Servicing	251,885	245,866	6,019	213,174	38,711

Total Expenditure	6,063,267	6,172,161	(108,894)	5,714,692	348,575

Net Revenue/(Expenditure)	(41,375)	(184,077)	142,702	(139,414)	98,039

Interfund Transfers
Debt/Pension Repayment	—	—	—	(96,357)	96,357
Fiscal Stabilization Fund	—	—	—	—	—

Total Interfund Transfers	—	—	—	(96,357)	96,357

Balance Under Balanced Budget Legislation	(41,375)	(184,077)	142,702	(235,771)	194,396

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Taxation:
Finance
- Individual Income Tax	1,439,613	1,415,541	24,072	1,363,534	76,079
- Corporation Income Tax	271,300	265,264	6,036	269,901	1,399
- Corporation Capital Tax	125,964	129,315	(3,351)	116,226	9,738
- Gasoline Tax	103,614	104,947	(1,333)	103,727	(113)
- Insurance Corporations Tax	43,285	44,031	(746)	40,680	2,605
- Land Transfer Tax	26,009	23,452	2,557	19,581	6,428
- Levy for Health and Education	197,211	194,235	2,976	187,370	9,841
- Mining Claim Lease Tax	71	72	(1)	71	—
- Mining Tax	40,650	46,163	(5,513)	20,000	20,650
- Motive Fuel Tax	55,728	53,473	2,255	53,573	2,155
- Retail Sales Tax	807,803	805,953	1,850	764,857	42,946
- Revenue Act, 1964, Part 1	46,214	42,806	3,408	40,845	5,369
- Tobacco Tax	135,801	136,726	(925)	140,736	(4,935)
- Environmental Protection Tax	2,209	2,173	36	2,191	18

	3,295,472	3,264,151	31,321	3,123,292	172,180
Industry, Economic Development & Mines
- Oil and Natural Gas Tax	3,328	2,946	382	2,197	1,131

	3,298,800	3,267,097	31,703	3,125,489	173,311

Other Revenue:
Justice	5,017	4,993	24	4,409	608
Transportation and Government Services	89,582	90,224	(642)	83,897	5,685
Water Stewardship — Water Power Rentals	93,260	97,405	(4,145)	75,152	18,108
Manitoba Lotteries Corporation	202,000	202,000	—	197,000	5,000
Manitoba Liquor Control Commission	134,300	130,400	3,900	130,000	4,300
Other Departments	109,905	109,237	668	100,815	9,090

	634,064	634,259	(195)	591,273	42,791

Total Own Source Revenue	3,932,864	3,901,356	31,508	3,716,762	216,102

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF REVENUE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Government of Canada:
Equalization	1,200,763	1,200,763	—	1,136,317	64,446
Canada Health Transfer (CHT)	544,569	544,552	17	369,758	174,811
Canada Social Transfer (CST)	240,048	240,016	32	230,649	9,399
Child Care	25,612	25,612	—	—	25,612
Health Reform Fund	—	—	—	41,194	(41,194)
Other Health Funds
- Diagnostic Medical Equipment Fund	9,322	6,532	2,790	3,231	6,091
- Medical Equipment Fund	1,651	1,651	—	1,660	(9)
- Primary Health Care Transition Fund	1,291	2,157	(866)	1,987	(696)
- Public Health Immunization Fund	—	—	—	14,618	(14,618)

Total Other Health Funds	12,264	10,340	1,924	21,496	(9,232)
Departments
- Labour Market Development	37,370	37,370	—	37,370	—
- Other Departments	28,402	28,075	327	21,732	6,670

Total Government of Canada	2,089,028	2,086,728	2,300	1,858,516	230,512

Total Revenue	6,021,892	5,988,084	33,808	5,575,278	446,614

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF PART A — OPERATING EXPENDITURE
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
Legislative Assembly	18,650	19,902	(1,252)	18,341	309
Executive Council	2,485	2,516	(31)	2,181	304
Aboriginal and Northern Affairs	21,966	25,723	(3,757)	21,530	436
Advanced Education and Training	407,535	407,900	(365)	410,195	(2,660)
Agriculture, Food and Rural Initiatives	85,226	88,614	(3,388)	62,221	23,005
Civil Service Commission	3,675	3,908	(233)	3,564	111
Conservation	83,629	87,125	(3,496)	79,143	4,486
Culture, Heritage and Tourism	55,670	58,004	(2,334)	51,877	3,793
Education, Citizenship and Youth	893,965	898,153	(4,188)	843,847	50,118
Employee Pensions and Other Costs	48,196	47,739	457	42,136	6,060
Energy, Science and Technology	40,122	40,728	(606)	39,453	669
Family Services and Housing	714,285	732,222	(17,937)	674,844	39,441
Finance — Departmental Costs	83,824	84,771	(947)	82,642	1,182
Finance — Debt Servicing Costs	251,885	245,866	6,019	213,174	38,711
Health	2,557,763	2,576,487	(18,724)	2,432,885	124,878
Healthy Child Manitoba	16,500	17,029	(529)	14,969	1,531
Industry, Economic Development and Mines	15,223	16,321	(1,098)	14,799	424
Intergovernmental Affairs and Trade	171,688	200,983	(29,295)	155,661	16,027
Justice	198,344	200,981	(2,637)	185,842	12,502
Labour and Immigration	22,143	23,357	(1,214)	21,273	870
Seniors and Healthy Aging Secretariat	655	664	(9)	563	92
Sport	8,428	8,452	(24)	7,995	433
Transportation and Government Services	289,446	294,487	(5,041)	279,408	10,038
Water Stewardship	34,804	37,579	(2,775)	32,645	2,159
Enabling Appropriations	1,264	1,768	(504)	1,502	(238)
Other Appropriations	35,896	50,882	(14,986)	22,002	13,894

Total Expenditure	6,063,267	6,172,161	(108,894)	5,714,692	348,575

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF PART B — CAPITAL INVESTMENT
FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
(UNAUDITED)
($000s)

	2005/06	Comparison to 2005/06		Comparison to 2004/05
	ACTUAL	Estimate	Variance	Actual	Variance
General Assets

Legislative Assembly	9	30	(21)	36	(27)
Advanced Education and Training	355	354	1	423	(68)
Agriculture, Food and Rural Initiatives	53	124	(71)	27	26
Conservation	373	1,164	(791)	378	(5)
Culture, Heritage and Tourism	—	22	(22)	—	—
Energy, Science and Technology	5,125	6,266	(1,141)	5,392	(267)
Family Services and Housing	1,172	1,247	(75)	655	517
Finance	98	108	(10)	355	(257)
Health	377	601	(224)	1,159	(782)
Justice	666	927	(261)	1,187	(521)
Transportation and Government Services	23,618	26,962	(3,344)	12,905	10,713
Enabling Appropriations	—	—	—	213	(213)

Total General Assets	31,846	37,805	(5,959)	22,730	9,116

Infrastructure Assets

Conservation	2,256	2,828	(572)	1,437	819
Transportation and Government Services	73,465	80,584	(7,119)	64,081	9,384
Water Stewardship	2,825	3,643	(818)	1,948	877
Manitoba Floodway Expansion	16,485	34,425	(17,940)	5,610	10,875
Enabling Appropriations	—	—	—	—	—

Total Infrastructure Assets	95,031	121,480	(26,449)	73,076	21,955

Total Capital Assets	126,877	159,285	(32,408)	95,806	31,071

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	Canadian Dollar	Canadian Dollar	Increase/(Decrease)
	Valuation	Valuation	December 31/05
	(Note 1)	(Note 1)	over
	December 31/05	Mar 31/05	Mar 31/05
Direct Debt Payable in:
Canadian Dollars	13,989,655	14,162,084	(172,429)
Issues Hedged to Canadian Dollars	3,380,914	2,946,914	434,000
U.S. Dollars	2,218,766	2,056,320	162,446
Issues Hedged to U.S. Dollars	616,705	884,160	(267,455)

Subtotal Direct Debt	20,206,040	20,049,478	156,562

Guaranteed Debt Payable in:
Canadian Dollars	491,153	660,075	(168,922)
U.S. Dollars	—	—	—

Subtotal Guaranteed Debt	491,153	660,075	(168,922)

Total Direct and Guaranteed Debt (note 2)	20,697,193	20,709,553	(12,360)
Less: Sinking Fund Investments	(4,688,543)	(4,561,149)	(127,394)
Less: Debt Retirement Fund	—	—	—

Total Direct and Guaranteed Debt Outstanding (note 3)	16,008,650	16,148,404	(139,754)

NOTE TO READER:
The above table provides information on the total direct and guaranteed debt outstanding at December 31, 2005, with comparative figures for March 31, 2005. Outstanding debt will fluctuate during the fiscal year as a result of the timing of borrowing activities of the province. While current accounting standards identify net debt as the best presentation of a government’s financial position, certain valuations used in the calculation of net debt are not available on a quarterly basis. Net debt is defined as total liabilities less the financial assets available to repay those liabilities. The Public Accounts for the year ended March 31, 2005 reflected net debt of the operating fund to be $8.3 billion (see Public Accounts, Volume 1, page 99) and for the government reporting entity to be $10.5 billion (see Public Accounts Volume 1, page 53).

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
STATEMENT OF VALUATION AND PURPOSE OF
DIRECT AND GUARANTEED DEBT OUTSTANDING
(with comparative figures for March 31, 2005)
(UNAUDITED)
NOTES:
1.	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at December 31, 2005 and at March 31, 2005. As at December 31, 2005, the US dollar exchange rate was $1.1659 ($1.2096 at March 31, 2005).

2.	Direct and Guaranteed Debt are payable in Canadian and U.S. dollars. As at December 31, 2005, total Gross Debt was payable 86% in Canadian dollars and 14% in U.S. dollars. Of this total, General Government Program Debt and Other Debt was 100% payable in Canadian dollars. Manitoba Hydro Debt was payable 60% in Canadian dollars (59% at March 31, 2005) and 40% in U.S. dollars (41% at March 31, 2005).

3.	The above debt was issued for the following purposes:

	December 31, 2005		March 31, 2005
	($000s)	($ per capita)	($000s)	($ per capita)
		(Note 4)		(Note 4)
General Government Programs	6,598,923	5,601	6,594,139	5,605
The Manitoba Hydro-Electric Board	6,540,036	5,551	6,615,015	5,623
Capital Investments	428,076	363	363,519	309
Manitoba Hospital Facilities	661,761	562	738,761	628
Government Enterprises and Other (5)	496,514	421	496,514	422
Other	1,283,340	1,089	1,340,456	1,139

Total	16,008,650	13,587	16,148,404	13,726

	(Note 6)
4.	Per Capita data is based upon population figures as at October 1, 2005 and April 1, 2005 as reported by Statistics Canada.
5.	In 2003/04, the Province, in accordance with Canadian GAAP, changed its accounting treatment for certain amounts owed to Canada and for debentures issued by certain school boards and hospitals, the debt service of which is paid with future grants from the Government. Amounts owed to the Federal Government over time, which were previously treated as accounts payable are now accounted for as loans payable. Debentures issued by school boards and hospitals, were previously recognized as an expense over the life of the debentures as grants for debt service were made and held by the Provincial Sinking Fund and Manitoba Public Insurance (MPI), (a Crown corporation). Now the obligation to fund debt principal payments is expensed in full at the time the debenture is issued. Any of these debentures held by MPI are recorded as “Loans Payable to Government Enterprises”. The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.
6.	Total Direct and Guaranteed Debt decreased by $139.8 million. This decrease was primarily due to the impact of a stronger Canadian dollar together with a net increase in Manitoba Hydro’s sinking fund and other borrowings including matured hospital facilities borrowings which have not yet been refinanced, offset by the funding of Provincial Part B Capital, Infrastructure Capital and Manitoba Hydro’s capital requirements. Manitoba Hydro’s U.S. dollar revenues are sufficient to pay the interest and principal on all outstanding U.S. dollar debt.
7.	Manitoba’s net general purpose debt to GDP ratio is projected to be 15.7% in 2005/06, down from 16.5% in 2004/05 and from 20.3% in 1999/2000. GDP data reflects the latest information available from Manitoba Bureau of Statistics.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
DEBT RETIREMENT FUND
PROJECTION FOR YEAR ENDING MARCH 31, 2006
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	2005/06	2004/05
	Projection (1)	Actual(2)
Fund Balance, Beginning of Year	—	180,325

Revenue:
Interest Earnings	—	1,862
Transfer from Operating Fund	110,000	98,500

	110,000	100,362

Expenditure:
Transfer to Operating Fund for:
- Pension Assets Fund (3)	(87,000)	(78,712)
- Sinking Fund Obligation (4)	—	(201,975)

	(87,000)	(280,687)

Fund Balance, End of Year	23,000	—

Notes:

(1)	Based on projection included in the 2005 Budget.

(2)	Based on 2004/05 Public Accounts.

(3)	The actual allocation of funds for 2005/06 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

(4)	Based on debt retirement provision of the Act that at least once every five years, the Fund be collapsed and all amounts allocated to the Sinking Fund or Pension Assets Fund.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
PENSION ASSET FUND
PROJECTION FOR YEAR ENDING MARCH 31, 2006
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	2005/06	2004/05
	Projection	Actual(1)
Fund Balance, Beginning of Year	382,342	267,157

Revenue:
Interest Earnings	50,000	30,602
Transfer from Debt Retirement Fund (2)	87,000	78,712
Transfer from Departments and Crown Corporations	8,000	5,871

	145,000	115,185

Fund Balance, End of Year	527,342	382,342

Notes:

(1)	Based on 2004/05 Public Accounts.

(2)	The actual allocation of funds for 2005/06 will be determined by the Allocation Committee as per the Balanced Budget, Debt Repayment and Taxpayer Accountability Act.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
FISCAL STABILIZATION FUND
PROJECTION FOR YEAR ENDING MARCH 31, 2006
(with comparative figures for March 31, 2005)
(UNAUDITED)
($000s)

	2005/06	2004/05
	Projection	Actual (1)
Total Fund Balance — Beginning of Year	485,943	78,881

Health Programs

Fund Balance — Beginning of Year	210,067	—
Interest Earnings	5,712	—
Transfer from / (to) the Operating Fund
- Wait Time Reduction Programming	(17,916)	155,115
- Other Health Related Programming	—	54,952

Fund Balance — End of Year	197,863	210,067

General Programs

Fund Balance — Beginning of Year	275,876	78,881
Interest Earnings	6,170	1,572
Transfer from / (to) the Operating Fund
- Year-end Positive Balance	2,530	195,423
- General Requirements	(68,200)	—

Fund Balance — End of Year	216,376	275,876

Total Fund Balance, End of Year	414,239	485,943

Note:

(1)	Based on 2004/05 Public Accounts.

PROVINCE OF MANITOBA FINANCIAL REPORT	APRIL TO DECEMBER 2005
OPERATING FUND
PROJECTION FOR THE YEAR ENDING MARCH 31, 2006
(UNAUDITED)
($000s)

	Revised	Budget
	Projection	Estimate
Revenue	8,365,198	8,176,598

Expenditure	8,338,784	8,063,912

Net Revenue/(Expenditure)	26,414	112,686

Interfund Transfers
Debt/Pension Repayment	(110,000)	(110,000)
Fiscal Stabilization Fund
- Wait Time Reduction Programs (Health)	17,916	—
- Other general requirements	68,200	—

	(23,884)	(110,000)

Balance Under Balanced Budget Legislation	2,530	2,686